NORTHERN LIGHTS FUND TRUST II

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
North Star Opportunity Fund North Star Dividend Fund North Star Micro Cap Fund North Star Bond Fund North Star Small Cap Value Fund	1.00% on assets up to $100 million and then 0.90% thereafter 1.00% on assets up to $100 million and then 0.90% thereafter 1.00% on assets up to $100 million and then 0.90% thereafter 0.85% 1.00%

The parties hereto agree to the terms of this Appendix A effective as of the [shareholder meeting date] .

NORTHERN LIGHTS FUND TRUST II

By: __________________

Name: Kevin Wolf

Title: President

NORTH STAR INVESTMENT MANAGEMENT CORP

By:______________________

Name: Peter Gottlieb

Title: President